EXHIBIT 15.3

CONSOLIDATED FINANCIAL STATEMENTS OF OOGTK Libra GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
OOGTK Libra GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOGTK Libra GmbH & Co KG and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income, comprehensive income, partners’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OOGTK Libra GmbH & Co KG and its subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

The accompanying consolidated statements of loss, comprehensive loss, partners’ equity and cash flows of OOGTK Libra GmbH & Co KG for the year ended December 31, 2017 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
February 28, 2019

OOGTK Libra GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(unaudited)		(unaudited)
	$	$	$
Revenues (notes 2 and 6)	179,990	186,004	10,365
Vessel operating expenses (notes 10c and 10d)	(34,730)	(47,358)	(3,342)
Depreciation (note 4)	(47,102)	(47,370)	(3,874)
Operating income	98,158	91,276	3,149

Interest expense (note 8)	(34,227)	(32,096)	(8,134)
Interest income	203	119	185
Realized and unrealized losses on derivative instruments (note 8)	(21,723)	(8,530)	—
Other (expense) income - net	(126)	819	(1,243)
Net income (loss)	42,285	51,588	(6,043)

The accompanying notes are an integral part of the consolidated financial statements.

Related party transactions (note 10)

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(unaudited)		(unaudited)
	$	$	$
Net income (loss)	42,285	51,588	(6,043)
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments (note 8)	—	8,376	2,477
Accounts reclassified from accumulated other comprehensive (loss) income
To interest expense:
Realized (gain) loss on qualifying cash flow hedging instruments (note 8)	(1,199)	519	(3,638)
Other comprehensive (loss) income	(1,199)	8,895	(1,161)
Comprehensive income (loss)	41,086	60,483	(7,204)

The accompanying notes are an integral part of the consolidated financial statements.

OOGTK Libra GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	December 31, 2019	December 31, 2018
	(unaudited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,893	66,183
Restricted cash (notes 3 and 7)	68,219	19,165
Accounts receivable, including non-trade of $2,261 (2018 - $1,309)	45,686	25,749
Due from related parties (note 10a)	—	2,849
Current portion of derivative assets (note 8)	—	1,036
Other current assets (notes 8 and 10b)	3,599	2,782
Total current assets	124,397	117,764
Vessel and equipment (note 4)	803,982	856,092
Derivative assets (note 8)	—	1,120
Other non-current assets (notes 6 and 10d)	19,946	30,545
Total assets	948,325	1,005,521

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable (note 10d)	5,805	22,156
Accrued liabilities (notes 5 and 8)	4,717	2,553
Due to related parties (note 10a)	248	591
Deferred revenue – current (note 6)	8,853	8,828
Current portion of long-term debt (note 7)	56,841	58,281
Current portion of derivative liabilities (note 8)	3,587	—
Total current liabilities	80,051	92,409
Long-term debt (note 7)	515,853	579,156
Deferred revenue – long-term (note 6)	78,754	87,606
Derivative liabilities (note 8)	15,542	—
Total liabilities	690,200	759,171
Commitments and contingencies (notes 7, 8 and 10c)
Partners’ equity (note 9)
Capital contributions	202,532	201,032
Retained earnings	49,825	38,351
Accumulated other comprehensive income	5,768	6,967
Total partners’ equity	258,125	246,350
Total liabilities and partners’ equity	948,325	1,005,521

The accompanying notes are an integral part of the consolidated financial statements.

OOG TK Libra GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2017
	(unaudited)		(unaudited)
	$	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	42,285	51,588	(6,043)
Non-cash items:
Depreciation (note 4)	47,102	47,370	3,874
Unrealized loss (gain) on derivative instruments (note 8)	21,284	(1,802)	—
Amortization of debt issuance costs	3,000	3,291	297
Other	(1,192)	498	(1,057)
Change in operating assets and liabilities:
Accounts receivable	(19,937)	(14,580)	(10,907)
Due from/to related parties	2,506	(2,796)	538
Other current and non-current assets	15,310	19,451	(51,455)
Accounts payable and accrued liabilities	(14,187)	(5,247)	13,491
Deferred revenue	(8,827)	(8,829)	105,263
Net operating cash flow	87,344	88,944	54,001

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	266,705
Scheduled repayments of long-term debt	(67,742)	(149,490)	—
Debt issuance costs	—	—	(2,870)
Capital contributions	1,500	—	35,630
Distributions (note 9)	(30,811)	—	—
Net financing cash flow	(97,053)	(149,490)	299,465

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(527)	(1,030)	(232,063)
Net investing cash flow	(527)	(1,030)	(232,063)

(Decrease) increase in cash, cash equivalents and restricted cash	(10,236)	(61,576)	121,403
Cash, cash equivalents and restricted cash, beginning of the year	85,348	146,924	25,521
Cash, cash equivalents and restricted cash, end of the year	75,112	85,348	146,924

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental cash flow information (note 11)

OOGTK Libra GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands of U.S. Dollars)

	Capital Contributions	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Partners’ Equity
	$	$	$	$
Balance as at December 31, 2016 (unaudited)	165,402	(7,194)	(767)	157,441
Capital contributions	35,630	—	—	35,630
Net loss	—	(6,043)	—	(6,043)
Other comprehensive loss (note 8)	—	—	(1,161)	(1,161)
Balance as at December 31, 2017 (unaudited)	201,032	(13,237)	(1,928)	185,867
Net income	—	51,588	—	51,588
Other comprehensive income (note 8)	—	—	8,895	8,895
Balance as at December 31, 2018	201,032	38,351	6,967	246,350
Capital contributions	1,500	—	—	1,500
Net income	—	42,285	—	42,285
Distributions (note 9)	—	(30,811)	—	(30,811)
Other comprehensive loss (note 8)	—	—	(1,199)	(1,199)
Balance as at December 31, 2019 (unaudited)	202,532	49,825	5,768	258,125

The accompanying notes are an integral part of the consolidated financial statements.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These consolidated financial statements reflect the financial position, results of operations and cash flows of OOGTK Libra GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly-owned subsidiaries (collectively, the Partnership). All significant intercompany balances and transactions have been eliminated upon consolidation. The following entities are wholly-owned subsidiaries of OOGTK Libra GmbH & Co KG:

Name of Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
OOGTK Libra Producao de Petroleo Ltda.	Brazil	100%
OOGTK Libra Operator Holdings Ltd.	Cayman Islands	100%

The Partnership’s operations comprise the ownership, day-to-day operation and charter of the Pioneiro de Libra floating, production, storage and offloading unit (or the FPSO Unit) to a consortium of international oil companies, including Petrobras Brasileiro S.A. (or Petrobras), Total S.A., Royal Dutch Shell Plc, China National Petroleum Corporation and CNOOC Limited for a 12-year period with a termination option after year six at the option of the charterer with a two year and one month notice period. The FPSO unit commenced operations in November 2017.

OOGTK Libra GmbH & Co KG was formed in October 2014 and is owned 50% by Teekay Libra Netherlands B.V., a wholly-owned subsidiary of Teekay Offshore Partners L.P. (or Teekay Offshore) and 50% by OOG FPSO GmbH, a wholly-owned subsidiary of Ocyan S.A. (or Ocyan).

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the consolidated statements of income (loss) in Other (expense) income - net.

Revenues and operating expenses

FPSO Contract

Revenues from floating, production, storage and offloading (or FPSO) contracts that are fixed, on or prior to the commencement of the contract, are recognized by the Partnership on a straight-line basis daily over the term of the contract. Revenue or penalties from performance-based metrics, such as maintenance bonuses, are recognized as incurred. Revenue is presented net of taxes of $3.2 million during 2019, $3.6 million during 2018, and $0.2 million during 2017.

Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred except when the Partnership incurs pre-operational costs related to the repositioning the FPSO unit that relates directly to a specific customer contract, that generates or enhances resources of the Partnership that will be used in satisfying performance obligations in the future, and where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, as cash and cash equivalents.

Restricted cash

The Partnership maintains restricted cash deposits to be used only for the Partnership's capital expenditures and debt and other obligations.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered. There is no allowance for doubtful accounts recorded as at December 31, 2019 and 2018.
Vessel and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership's customers are capitalized.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over the vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 20 years for the FPSO Unit, from the date the vessel was delivered from the shipyard.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Partnership uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Partnership would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Partnership. When an asset impairment occurs, the Partnership adjusts the carrying value of the asset to its new cost base and writes off the asset's accumulated depreciation.
Debt issuance costs

Debt issuance costs related to a recognized debt liability, including bank fees, commissions and legal expenses, are capitalized and amortized over the term of the relevant loan facility to interest expense using an effective interest rate method. Debt issuance costs are presented as a reduction from the carrying amount of that debt liability, unless no amounts have been drawn under the debt liability or the debt issuance costs exceed the carrying value of the related debt liability, in which case the debt issuance costs are presented as other non-current assets.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies and is designated for hedge accounting.

When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or is no longer probable of occurring. During the year ended December 31, 2018, the Partnership de-designated its derivatives previously designated for hedge accounting and as at December 31, 2018 and 2019, the Partnership does not apply hedge accounting to any of its derivative instruments.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from equity to the corresponding earnings line item in the consolidated statements of income (loss). For interest rate swaps, the ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the interest expense line of the consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of consolidated statements of income (loss). If the hedged item

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

is no longer probable of occurring, amounts recognized in equity are immediately transferred to the relevant earnings line item in the consolidated statements of income (loss).

For derivative financial instruments that are not designated as accounting hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized losses on derivative instruments in the consolidated statements of income (loss).

Concentration of risk

Significant customers and suppliers are those that account for greater than 10% of the Partnership's revenues and purchases. The Partnership has one customer for the charter of its FPSO unit. The Partnership purchases a substantial portion of services from a related party (notes 10c and 10d). The Partnership believes there are other suppliers that could be substituted should the supplier become unavailable or non-competitive.

2.	Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was effective January 1, 2019, with early adoption permitted. In July 2018, FASB issued an additional Accounting Standards Update that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Partnership elected to use this new optional transition approach. The Partnership adopted ASU 2016-02 on January 1, 2019. To determine the cumulative effect adjustment, the Partnership has not reassessed whether any expired or existing contracts are, or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The Partnership’s FPSO contract includes both a lease component, consisting of the lease of the vessel, and non-lease component, consisting of operation of the vessel for the customer. The Partnership has elected to not separate the non-lease component from the lease component for its FPSO contract, where the lease component is classified as an operating lease, and account for the combined components as an operating lease.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance. Based on the Partnership's preliminary assessment, adoption of ASU 2016-13 is not expected to have a material impact on the Partnership's consolidated financial statements.

3.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash - The fair values of the Partnership’s cash and cash equivalents and restricted cash approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair value of the Partnership’s variable-rate long-term debt is estimated using a discounted cash flow analysis, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Partnership's financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(unaudited)	(unaudited)
		$	$	$	$
Recurring:
Cash and cash equivalents and restricted cash	Level 1	75,112	75,112	85,348	85,348
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	(19,376)	(19,376)	2,252	2,252

Other:
Long-term debt (note 7)	Level 2	(572,694)	(590,313)	(637,437)	(658,741)

4.	Vessel and Equipment

	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Balance, December 31, 2017 (unaudited)	908,506	(3,874)	904,632
Additions (recoveries)	(1,170)	—	(1,170)
Depreciation	—	(47,370)	(47,370)
Balance, December 31, 2018	907,336	(51,244)	856,092
Additions (recoveries)	(5,008)	—	(5,008)
Depreciation	—	(47,102)	(47,102)
Balance, December 31, 2019 (unaudited)	902,328	(98,346)	803,982

5.	Accrued Liabilities

	December 31, 2019	December 31, 2018
	(unaudited)
	$	$
Vessel expenses	2,469	—
Interest	2,001	2,553
Interest rate swaps (note 8)	247	—
	4,717	2,553

6.	Revenue

The Partnership’s source of revenue is chartering and operating its FPSO Unit to its customer (see note 1). The following table contains the Partnership's revenue, by type:

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

	December 31, 2019	December 31, 2018
	(unaudited)	(unaudited)
	$	$
Lease revenue
Lease revenue from lease payments of operating lease	154,234	158,898
Variable lease payments(1)	25,666	27,106
	179,900	186,004

(1)	Compensation from maintenance bonuses, which are based on annual operational performance measures.
Contract Liabilities

The FPSO Unit contract results in a situation where the Partnership is entitled to a lump sum amount due upon commencement of the contract for performance to be provided in the following periods. These receipts are recognized as a contract liability and are presented as deferred revenue - current and long-term until performance is provided. The following table presents the contract liabilities on the Partnership’s consolidated balance sheets associated with the long-term charter arrangement from the FPSO Unit contract with its customer.

	December 31, 2019	December 31, 2018
	(unaudited)
	$	$
Contract liabilities
Current	8,853	8,828
Non-current	78,754	87,606
	87,607	96,434

During the year ended December 31, 2019, the Partnership recognized revenue of $8.8 million that was included in the contract liability on December 31, 2018.
Contract Costs

The Partnership incurred pre-operational costs that related directly to the FPSO unit contract, that generated or enhanced resources of the Partnership that were used in satisfying performance obligations in the future, whereby such costs were expected to be recovered via the customer contract. These costs include costs incurred to mobilize the FPSO Unit to the oil field, pre-operational costs incurred to prepare for commencement of operations of the FPSO Unit and costs incurred to reposition the vessel to the location where the charterer took delivery of the vessel and contractual late-delivery penalties. Such deferred costs are amortized into vessel operating expenses over the duration of the customer contract. Amortization of such costs for the Partnership was $4.1 million, $7.0 million and $0.5 million, respectively, for the years ended December 31, 2019, 2018 and 2017.

As at December 31, 2019 and December 31, 2018, the Partnership recognized contract costs of $19.9 million and $30.5 million, respectively, as other non-current assets on its consolidated balance sheets.

7.	Long-Term Debt

	December 31, 2019	December 31, 2018
	(unaudited)
	$	$
U.S. Dollar-denominated debt through October 2027	586,479	654,221
Less debt issuance costs	(13,785)	(16,784)
Total debt	572,694	637,437
Less current portion	(56,841)	(58,281)
Long-term portion	515,853	579,156

As at December 31, 2019, the Partnership had one loan facility, which reduces over time with quarterly payments and matures in October 2027. As of December 31, 2019, the loan facility had remaining quarterly payments ranging from $12.7 million to $14.4 million and a bullet amount of $160.5 million owing upon maturity. This loan is collateralized by a first-priority mortgage on the FPSO Unit.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2019, the margin was 2.65% (December 31, 2018 – 2.65%). The effective interest rate on the Partnership’s loan facility as at December 31, 2019 was 4.6% (December 31, 2018 - 5.4%). This rate does not include the effect of the Partnership’s interest rate swaps (note 8).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2019 are $57.4 million (2020), $57.4 million (2021), $57.4 million (2022), $57.4 million (2023), $56.6 million (2024) and $300.3 million (thereafter).

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on this asset. The Partnership’s loan facility requires the Partnership to maintain a debt service coverage ratio for a 12 month period of greater than 1.10 and to maintain separate reserve accounts, including construction, distribution, debt service and operations and maintenance reserve accounts. The funds held in the reserve accounts have been classified as restricted cash due to the restrictions on its withdrawal and use under the loan facility. The Partnership must maintain a debt service reserve account equal to the next two debt and interest payments and the operations and maintenance reserve account equal to three months of expenditures. As at December 31, 2019, the Partnership's debt service reserve account and operations and maintenance reserve account were fully funded and the Partnership is considered to be in compliance with all of the covenants on this loan facility.

8.	Derivative Instruments

The Partnership uses derivative instruments to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings, from December 2015 to June 2018. Effective July 1, 2018, these hedging relationships were de-designated. As at December 31, 2019, the amount expected to be reclassified from accumulated other comprehensive income and into earnings within the next twelve months is $1.9 million. As at December 31, 2019, the Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings.

As at December 31, 2019, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	536,140	(19,376)	7.3	2.51

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2019 was 2.65% .

(2)	Notional amount reduces quarterly in amounts ranging from $12.7 million to $14.4 million.

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s balance sheets.

	Other Current Assets (Accrued Liabilities)	Current Portion of Derivative Assets (Liabilities)	Derivative Assets (Liabilities)	Total
	$	$	$	$
December 31, 2019 (unaudited)	(247)	(3,587)	(15,542)	(19,376)
December 31, 2018	96	1,036	1,120	2,252

For the periods indicated, the following tables present the effective and ineffective portion of the gain (loss) on interest rate swap agreements designated and qualifying as cash flow hedges.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

Year Ended December 31, 2019 (unaudited)				Year Ended December 31, 2018
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)		Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
—	1,199	—	Interest expense	(8,376)	(519)	9,733	Interest expense
—	1,199	—		(8,376)	(519)	9,733

Year Ended December 31, 2017 (unaudited)
Effective Portion Recognized in AOCI (1)	Effective Portion Reclassified from AOCI (2)	Ineffective Portion (3)
(2,477)	3,638	(2,568)	Interest expense
(2,477)	3,638	(2,568)

(1)	Effective portion of designated and qualifying cash flow hedges recognized in accumulated other comprehensive income (or AOCI).

(2)	Effective portion of designated and qualifying cash flow hedges recorded in AOCI during the term of the hedging relationship and reclassified to earnings.

(3)	Ineffective portion of designated and qualifying cash flow hedges.

Realized and unrealized losses on interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of income (loss). The net effect of the loss on these interest rate swap agreements on the consolidated statements of income (loss) for the periods presented below are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(unaudited)		(unaudited)
	$	$	$
Realized loss	(439)	(599)	—
Unrealized loss	(21,284)	(7,931)	—
Total realized and unrealized losses on derivative instruments	(21,723)	(8,530)	—

The Partnership is exposed to credit loss in the event of non-performance by the eight counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

9.	Partner's Equity

OOGTK Libra GmbH & Co KG is a limited partnership which was formed in October 2014. Teekay Libra Netherlands B.V. and OOG FPSO GmbH each have a 50% interest in OOGTK Libra GmbH & Co KG and are the limited partners of the Partnership. The Partnership’s General Partner is OOGTK Libra GmbH. The Partnership’s Limited Partners also each have a 50% interest in the General Partner. Teekay Libra Netherlands B.V. is a wholly-owned subsidiary of Teekay Offshore. Brookfield Asset Management Inc. is the ultimate parent company of both Teekay Offshore Partners L.P. and Teekay Libra Netherlands B.V. The ultimate parent company of OOG FPSO GmbH is Ocyan Participacões S.A.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits and losses nor assets of the Partnership. However, the General Partner receives an amount equal to 100% of its registered share capital as compensation for managing and representing the Partnership.

The registered capital of the Partnership is two thousand euros. The Limited Partners are expressly excluded from managing or representing the Partnership. During 2019, the Partnership declared and paid a distribution of $30.8 million to the Partnership's Limited Partners (2018 - $nil and 2017 - $nil).

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

10.	Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

	December 31, 2019		December 31, 2018
	Assets	Liabilities	Assets	Liabilities
	(unaudited)	(unaudited)
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	—	—	2,849	—
Ocyan S.A.	—	176	—	490
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	—	33	—	61
OOG-TKP FPSO GmbH (1)	—	39	—	40
	—	248	2,849	591

(1)	A company jointly owned and controlled by wholly-owned subsidiaries of Teekay Offshore and Ocyan.

(2)	A wholly-owned subsidiary of Teekay Offshore.

b.
As at December 31, 2019 and 2018, the Partnership paid advances to OOG-TKP Oil Services Ltd., a company jointly owned and controlled by wholly-owned subsidiaries of Teekay Offshore and Ocyan, of $1.2 million and $0.5 million, respectively. The balance is included in other current assets on the consolidated balance sheets.

c.
The Partnership entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay Offshore and Ocyan, or entities jointly controlled by Teekay Offshore and Ocyan. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(unaudited)		(unaudited)
	$	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	2,697	3,141	—
Vessel operating expenses - Ocyan S.A.	1,550	2,214	341
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	357	234	194
Vessel operating expenses - OOG-TKP FPSO GmbH	38	81	—

d.
The Partnership entered into a construction management agreement with OOG-TKP Oil Services Ltd., an entity jointly controlled by Teekay Offshore and Ocyan, pursuant to which, the Partnership incurs costs to construct the FPSO unit. During the year ended December 31, 2019, there were no costs incurred and recognized under this contract. During the year ended December 31, 2018, the Partnership recognized $13.8 million in costs under this contract, of which $8.2 million is included in other non-current assets, $2.9 million is included as an offset against accounts payable and $2.7 million is included in operating expenses.

11.	Supplemental Cash Flow Information

Cash interest paid on long-term debt during the years ended December 31, 2019, 2018 and 2017 totaled $32.6 million, $33.2 million, and $25.5 million, respectively.

Income taxes paid during the years ended December 31, 2019, 2018 and 2017 totaled $0.7 million, $1.6 million and $1.0 million, respectively.

OOGTK Libra GmbH & Co KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of U.S. Dollars, unless indicated otherwise)

12.	Operating Lease

As at December 31, 2019, the minimum scheduled future amounts to be received by the Partnership under the existing charter for the FPSO Unit is approximately $151.3 million (2020), $152.5 million (2021), $153.4 million (2022), $155.7 million (2023), $160.9 million (2024) and $826.1 million (thereafter).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2019, revenue from unexercised option periods of contracts that existed on December 31, 2019, or variable or contingent revenues. The amounts may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in U.S. dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the U.S. Dollar at the time that the amounts are recognized in the consolidated financial statements.